Exhibit 18
                            December 20, 1994

Interstate/Johnson Lane, Inc.
Interstate Tower
P.O. Box 1012
Charlotte, NC 28201-1012

We are providing this letter to you for inclusuion as an exhibit to your Form 10-Q/A filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting for determining cash equivalents contained in the Company's Form
10-Q/A for the quarter ended December 31, 1993. Based on our reading of the data and discussions with Company officials of the business judgment factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgment, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

                         (Signature of Coopers & Lybrand L.L.P. appears here)